INVEST IN **SENOGUARD**

Non-Radiation Breakthrough in Breast Cancer Treatment



SENO GUARD
MAKING A SAFER BREAST CANCER TREATMENT ACCESSIBLE AND AFFORDABLE FOR ALL

senoguard.com Seal Beach, CA

Highlights

1. An alternative to radiation after lumpectomy that avoids pain, fatigue,clinical and cosmetic damage.
2. $1.2M from National Science Foundation: proved effectiveness. 2nd grant awarded to do FDA submission
3. Affordable & accessible, avoids RT toxicities, offers a better option. Done at time of lumpectomy
4. Experienced team with 100+ years in advancing women's healthcare with innovative medical devices.
5. Eliminates up to 6 weeks of daily treatments at radiation center that may require long distances
6. Allows proper treatment for 28% of patients unable to get RT due to distance, cost, or no time off.
7. Allows breast cancer treatment to be done at community hospitals where most women prefer treatment.
8. Allows lumpectomy to be performed globally in countries where mastectomy is currently only choice

Featured Investor



Elizabeth Dowling Follow — Invested $5,000

"We are motivated to invest in SenoGuard by the potential for being part of the next advance in early-stage breast cancer treatment. Giving women the option of a one-time freezing treatment post lumpectomy vs. weeks of damaging irradiation seems like a much better option to us. In addition, expanding treatment options for breast cancer patients who may not have access to or be able to afford current treatment is important. The fact that this technology has the backing of two National Science Foundation (NSF) grants, is impressive. Along with the NSF, we think the SenoGuard technology should be explored further and we look forward to our investment being used to help women with breast cancer suffer less."

Team



Diana Tucker CEO & Founder

Implemented disruptive technologies at corporate healthcare companies such as JNJ & AMO, as well as early-stage privately held companies that changed paradigms and became standard of care. Executed new breast cancer molecular testing that's now standard.

linkedin.com



Dan Wittenberger Chief Technology Officer

Medical device/cryoablation engineer with over 30 years experience and 94 issued U.S. patents. Designed and launched several novel cryo-energy medical devices. Considered to be one of few experts globally in advanced cryoablation for medical devices.



Robb Finnemore CFO

25+ years experience as a financial professional, including roles in public accounting, global investment banking and leadership roles in both early stage and middle-market life sciences ventures.



Darius Francescatti, MD Chief Medical Officer

Associate Professor Surgery Rush University as professor of breast cancer surgery Chief clinical advisor for several breast cancer start-ups. Former Medical Director of Sanarus, Advisor to Xoft and Kubtec; all successful start-ups in breast cancer space.



John Baust VP R&D

Pioneer in cryomedicine with 75+ patents and 100+ publications. Founder of CPSI Biotech and co-developer of several novel cryoablation systems. President-Elect of the Society for Cryobiology, with experience across biotech, R&D, and FDA processes.

Non-Radiation Breast Cancer Treatment



SENO GUARD™
Non-radiation Breast Cancer Treatment
Accessible,affordable,available for all
October 2024

After a lumpectomy, radiation is administered daily for up to 6 weeks in order to kill any remaining cancer cells that may cause a recurrence. SenoGuard is developing a new way to protect against breast cancer recurrence that does not use radiation fraught with toxicities. Instead of radiating any unseen cancer cells, SenoGuard freezes them to death (literally) in one sitting at the same time as the lumpectomy.



Breast Cancer is the Most Common Cancer
Most Expensive Cancer to Treat
Current treatment has toxic side effects and is not available to 28% of patients

Breast Cancer



More young women diagnosed
Detrimental to careers, families, society
Treatment toxicities intolerable
Demand for improved breast cancer treatments

In a market research study* of US women, 28% of those who would qualify for a lumpectomy, chose mastectomy instead. This is because only centers with radiation oncologists and their team with special equipment can deliver radiation; unlike a non-radiation procedure where every hospital has the capability. Unless the patient lives close to a radiation center, can take time off work for almost 6 weeks, can afford to stay in a hotel if they don't live close enough to travel, and has the ability to pay, can they accept a lumpectomy with radiation. The SenoGuard procedure is done at the same time as the breast surgery, by the surgeon, and does not require any---much less many--follow up treatments.



Lumpectomy, Radiation Therapy (RT) to Prevent Recurrence
Issues with Radiation
High Cost
Not all hospitals have RT capability
Difficult to access rurally
Permanent clinical & cosmetic issues
28% of US patients cannot access
33% of patients who start RT do not complete treatment
17% increased risk of recurrence when RT is not completed

The Solution: IntraOperative CryoAblation Therapy (IOCT)
Performed at end of lumpectomy
No radiation & specialists required
No cosmetic or clinical damage
Eliminates RT toxicities
Less than 50% of the cost of RT
Bridges the disparity in access with an alternative to radiation therapy
Pressurized Subcooled Nitrogen CryoGenerator

SenoGuard's technology





Over $2.0B Global Market Opportunity
$663M
Europe
$762M
Asia*
$896 M
Americas
$233M
Africa
$32M
Oceania
Source: GLOBOCAN 2020
https://gco.iarc.fr
* Asia = Less China

Value Proposition – for Surgeons
Increased patient
Increases patient
Broadens services
Increases
Confidence of 100%

volume
satisfaction
offered100
compliance

Breast cancer surgeons want to perform this procedure because they will know that the patient completed their RT therapy; unlike the 33% who do not complete their radiation treatments and then have a 17% chance of recurrence. Surgeons who perform the SenoGuard procedure will also attract more patients, increasing their patient satisfaction and patient volume.



Value Proposition – for Patients
One-and-done surgery
Eliminates Multiple Visits
Avoids toxicities
Avoids elective mastectomy
More patients will get necessary surgery

Patients will be able to avoid the hassle, fatigue, and pain associated with radiation therapy. Recently at a pickleball court, a player told me that her sister--after two radiation treatments--told her that she "would rather die from the breast cancer than have any more radiation treatments".



Patient Survey
25 US Women with Early-Stage Breast Cancer
86%
Prefer non-radiation over RT
93%
Would pay out of pocket to avoid RT

The motivation to avoid radiation is so strong that 93% of patients would pay out of pocket to have a non-radiation procedure.

In addition, there are cosmetic changes to the breast such as a different texture, color, volume and sometimes nipple direction. Patients have claimed that it is very difficult to get a bra that fits both breasts correctly.



Experienced Women's Health Team
Diana Tucker, MBA
CEO, Founder
·20+ years working in BC
·Launched 3 game-changing devices that are now standard practice
·Authored BC opinion pieces for Thomson-Reuters as bylined editor
AGENDIA
Allergan
Dan Wittenberger, BSC, EE
Chief Technical Officer
·30+ years in medical devices
·94 issued US patents
·Designed, published novel cryo-energy medical devices
·Led initial concept, prototype, market launch innovative medical cryo-energy devices
Medtronic
Dario Francescatti, MD, FACS, JD
Chief Medical Officer
·Rush University
·Assisted with industry start-ups.
·Former Medical Director of Sanarus, Consultant to Xoft and Kubtec
RUSH UNIVERSITY MEDICAL CENTER
Xoft
sanarus
Robb Finnemore, CA (SA)
Chef Financial Officer
·25+ years financial professional
·Public accounting and global investment banking experience
·Leadership roles in both early stage and middle-market life sciences ventures
Deloitte.
KPMG

The team is comprised of experts in their field with prior experience bringing innovative paradigm-shifting products to market. The team is using the same PR firm they have in the past that provided a 5X return in 2.5 years in spite of the fact that the new product being promoted actually depleted income from the physicians.

SenoGuard has already achieved proof of concept in animal studies, supported by a National Science Foundation grant. A second grant of $1M was awarded by the National Science Foundation to finalize the design, perform human specimen testing, and submit an application to the FDA for 510k clearance. Immediately following the acceptance of the 510k submission, a Breakthrough Technology Exemption will be submitted. Breakthrough Technology Exemptions allow the company to expedite both FDA clearance as well as obtaining reimbursement

codes.

With these parameters met, commercialization is possible within 24-36 months of funding.



Same Treatment for 25 Years:
It's Time to Improve
Billions in funding for breast cancer
85% goes to a minority of breast cancer types
Most goes to pharmaceutical research
Surgical Care for majority remains unchanged
Lumpectomy + Radiation for past 25 years
Radiation not available for many patients
Time to advance Care for ALL women

Received Phase 2 NSF Grant
$1M non-dilutive
Use of Funds
NSF
National Science Foundation
Awarded 2nd NSF Grant
Need $100K to access NSF Grant
Probe Final Design & Connector
In vivo Animal studies
FDA
Submit 510k without Clinicals

SenoGuard is seeking $1,235,000 to add to their second National Science Foundation grant of $1M in order to test the final design prototype for FDA submission. We ask for your support of $100 or more to achieve this goal of advancing breast cancer treatment for all women globally.



SENOGUARD™
Huge unmet need
Disparity in care
Proven science
Avoids side effects from radiation
Significant treatment cost reductions
Experienced team
Diana Tucker, CEO diana@senoguard.com
Confidential
14

Downloads

- National Comprehensive Breast Cancer Consortium meeting poster presentationFeb 2024
- National Comprehensive Breast Cancer Consortium meeting poster presentation